Exhibit 3.2

CERTIFICATE OF INCORPORATION

OF

ATLANTIC POWER GENERATION, INC.

The undersigned, a natural person of full age, for the purpose of forming a corporation under the General Corporation Law of the State of Delaware, does hereby adopt the following Certificate of Incorporation:

Article I

The name of this corporation shall be Atlantic Power Generation. Inc. (the “Corporation”).

Article II

The registered office of the Corporation in the State of Delaware is located at Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware 19808. The name of the Corporation’s registered agent at such address is the Corporation Service Company.

Article III

The Corporation shall be authorized to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Article IV

The aggregate number of shares of stock that the Corporation has the authority to issue is 10,000 shares of common stock, each of which shall have a par value of $0.01 per share.

Article V

The Corporation’s Board of Directors shall have the authority to establish more than one class or series of the shares of stock of the Corporation, and the different classes and series shall have such relative powers, preferences and rights, with such designations, qualifications, limitations and restrictions as the Board may by resolution provide.

Article VI

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The foregoing shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Delaware General Corporation Law, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article VI. If the General Corporation Law of the State of Delaware hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended General Corporation Law of the State of Delaware. Any repeal of this provision as a matter of law or any modification of this paragraph by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation’s Board of Directors is authorized to adopt, amend or repeal the bylaws of the Corporation, but the stockholders may make additional bylaws and may alter or repeal any bylaw whether adopted by them or otherwise.

Article VIII

Election of directors of the Corporation need not be by written ballot.

Article IX

The name and address of the incorporator are:

Barry E. Welch

200 Clarendon Street, 25th Floor

Boston, MA 02116

IN WITNESS WHEREOF, the incorporator has executed this Certificate of Incorporation on November 19, 2009.

INCORPORATOR:

/s/ Barry E. Welch
Barry E. Welch